SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number of Class of Securities)

Joshua Cherry-Seto

Blue Wolf Capital Partners

One Liberty Plaza, 52nd Floor

New York, NY 10006

Telephone: (212) 488-1347

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Peter H. Lieberman, Esq.	Dmitriy A. Tartakovskiy, Esq.
Greenberg Traurig, LLP	Greenberg Traurig, LLP
77 West Wacker Drive, Suite 3100	MetLife Building
Chicago, IL 60601	200 Park Avenue
(312) 456-8417	New York, NY 10166
(212) 801-3131

October 8, 2019

(Date of Event Which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240. 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person BW Coated LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 830,568

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 830,568

11	Aggregate Amount Beneficially Owned by Each Person 830,568

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.39%(1)

14	Type of Reporting Person OO

(1)       All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Blue Wolf Capital Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 830,568(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 830,568(1)

11	Aggregate Amount Beneficially Owned by Each Person 830,568(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.39%(2)

14	Type of Reporting Person PN

(1)       Solely in its capacity as sole member of BW Coated LLC.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)       All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Blue Wolf Capital Advisors IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 830,568(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 830,568(1)

11	Aggregate Amount Beneficially Owned by Each Person 830,568(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.39%(2)

14	Type of Reporting Person PN

(1)       Solely in its capacity as general partner of Blue Wolf Capital Fund IV, L.P.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)       All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Blue Wolf Capital Advisors IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 830,568(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 830,568(1)

11	Aggregate Amount Beneficially Owned by Each Person 830,568(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.39%(2)

14	Type of Reporting Person OO

(1)       Solely in its capacity as general partner of Blue Wolf Capital Advisors IV, L.P.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)       All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Adam Blumenthal

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 830,568(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 830,568(1)

11	Aggregate Amount Beneficially Owned by Each Person 830,568(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.39%(2)

14	Type of Reporting Person OO

(1)       Solely in his capacity as the controlling person of BW Coated LLC, Blue Wolf Capital Fund IV, L.P., Blue Wolf Capital Advisors IV, L.P. and Blue Wolf Capital Advisors IV, LLC.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)       All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 20, 2019, as amended and supplemented on October 1, 2019 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), relating to Class A common stock, par value $0.01 per share (“Common Stock”), of Verso Corporation (the “Issuer”).  Except as specifically amended by this Amendment, items in the Original Schedule 13D are unchanged.  Capitalized terms used herein that are not defined have the meanings ascribed to them in the Original Schedule 13D.

Item 2.                       Identity and Background

Item 2 of the Schedule 13D is hereby amended by replacing section (a)(i) of Item 2 with the following:

“                                          (i)                                     BW Coated LLC, a Delaware limited liability company (“BW Coated”).  BW Coated is the direct beneficial owner of 830,568 shares of Common Stock of the Issuer;”

Item 3.                       Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

“434,663 shares of Common Stock beneficially owned by the Reporting Persons were acquired in open market transactions.

In addition, as described in more detail in Item 6, on October 7, 2019, BW Coated acquired 395,905 shares of Common Stock from Lapetus Capital II LLC (“Lapetus II”) and Lapetus Capital III LLC (“Lapetus III”) for an aggregate purchase price of $4,948,812.50.

The Reporting Persons expended an aggregate of approximately $10,125,274.18 to acquire the 830,568 shares of Common Stock reported as beneficially owned by them in this Schedule 13D, which purchases were made in part with working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons.  No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.”

Item 4.                       Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

“This Amendment No. 2 is being filed to report (1) the acquisition of 97,295 shares of Common Stock by the Reporting Persons in open market transactions since September 30, 2019, and (2) the acquisition of 395,905 shares of Common Stock by BW Coated from Lapetus II and Lapetus III on October 7, 2019, as described in more detail in Item 6.”

Item 5.                       Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

“(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated by reference.  All percentages of Common Stock outstanding contained herein are based on 34,691,315 shares of Common Stock outstanding as of July 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2019.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 830,568 shares of Common Stock, representing 2.39% of the outstanding shares.

(i)                                     BW Coated has shared voting and dispositive power over 830,568 shares of Common Stock, representing 2.39% of the outstanding shares;

(ii)                                  BWCF IV has shared voting and dispositive power over 830,568 shares of Common Stock, representing 2.39% of the outstanding shares;

(iii)                               BWCA IV LP, by virtue of its status as the general partner of BWCF IV, has shared voting and dispositive power of 830,568 shares of Common Stock, representing 2.39% of the outstanding shares;

(iv)                              BWCA IV LLC, by virtue of its status as the general partner of BWCA IV LP, has shared voting and dispositive power of 830,568 shares of Common Stock, representing 2.39% of the outstanding shares; and

(v)                                 Mr. Adam Blumenthal, by virtue of his status as the Managing Member of BWCA IV LLC, has shared voting and dispositive power of 830,568 shares of Common Stock, representing 2.39% of the outstanding shares.

Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock reported in this Schedule 13D, except to the extent of such Reporting Person’s pecuniary interest therein or to the extent such Reporting Person actually exercises voting or dispositive power with respect to such shares of Common Stock.

By virtue of the agreements and arrangements among the Reporting Persons and the Atlas Parties described or previously disclosed in this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” (within the meaning of Rule 13d-5 under the Act) with the Atlas Parties.  The Atlas Parties are filing a separate Statement on Schedule 13D reporting beneficial ownership of shares of Common Stock.  Each of the Reporting Persons is responsible only for the information contained in this Schedule 13D and assumes no responsibility for information contained in any Schedule 13Ds filed by the Atlas Parties.  The security interests reported in this Schedule 13D do not include security interests owned by the Atlas Parties.  If the Reporting Persons and the Atlas Parties are deemed to have formed a “group” (within the meaning of Rule 13d-5 under the Act), as of the date hereof, such group may be deemed to beneficially own in the aggregate 3,322,275 shares of Common Stock for purposes of Rule 13d-3 under the Act, which would constitute approximately 9.58% of the total outstanding shares of Common Stock.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock or other securities held by the Atlas Parties.”

Item 5(c) of the Schedule 13D is hereby supplemented with the following:

“(c)                            Set forth on Schedule I hereto is a description of transactions with respect to the Common Stock that have occurred since the filing date of the Original Schedule 13D.  Except as otherwise provided therein, all such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.  Except as set forth on Schedule I, none of the persons named in response to paragraph (a) has effected any transaction in the Common Stock since the filing date of the Original Schedule 13D.”

Item 5(d) of the Schedule 13D is hereby amended and restated as follows:

“(d)                           Lapetus II and Lapetus III may be entitled to receive a certain amount of proceeds from a future sale of certain shares of Common Stock by BW Coated, as described in more detail in Item 6.”

Item 6.                       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph after the third paragraph of Item 6:

“On October 7, 2019, BW Coated entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Lapetus II and Lapetus III (together, the “Lapetus Entities”), pursuant to which BW Coated acquired 395,505 shares of Common Stock of the Issuer from the Lapetus Entities.  For such shares, BW Coated paid an aggregate purchase price of $4,948,812.50 in cash at the closing and agreed to pay up to an additional $1,573,101.35 based on the subsequent sale of shares of Common Stock by BW Coated.  The foregoing description of the Stock Purchase Agreement is a summary only and is qualified in its entirety by reference to the Stock Purchase Agreement which is filed as Exhibit 99.2 hereto and incorporated herein by reference.”

Item 7.                       Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

“99.2                  Stock Purchase Agreement, dated as of October 7, 2019, by and between BW Coated LLC, Lapetus Capital II LLC and Lapetus Capital III LLC”

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 10, 2019	BW Coated LLC

By: Blue Wolf Capital Fund IV, L.P., its sole member

By: Blue Wolf Capital Advisors IV, L.P., its general partner

By: Blue Wolf Capital Advisors IV, LLC, its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Fund IV, L.P.

By: Blue Wolf Capital Advisors IV, L.P., its general partner

By: Blue Wolf Capital Advisors IV, LLC., its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Advisors IV, L.P.

By: Blue Wolf Capital Advisors IV, LLC, its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Advisors IV, LLC

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

/s/ Adam Blumenthal
Adam Blumenthal

SCHEDULE I

Reporting Person	Trade Date	Shares Purchased (Sold)	Price(1)
BW Coated LLC	10/1/2019	37,028	$12.2726
BW Coated LLC	10/2/2019	1,526	$12.2679
BW Coated LLC	10/4/2019	3,217	$12.4715
BW Coated LLC	10/7/2019	14,463	$12.4731
BW Coated LLC	10/7/2019	395,905	$12.5000	(2)
BW Coated LLC	10/8/2019	24,644	$12.3797
BW Coated LLC	10/9/2019	16,417	$12.2440

(1)         Except as specified below, the reported price is a weighted average price.  These shares were traded in multiple transactions at prices ranging from $12.070 to $12.500.  The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)         The reported price was calculated based on the aggregate purchase price of $4,948,812.50 for the 395,905 shares of Common Stock acquired by BW Coated LLC from Lapetus Capital II LLC and Lapetus Capital III LLC pursuant to the Stock Purchase Agreement, dated October 7, 2019.